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CIBT to Establish GLN Center at Whampoa University of Beijing

April 30th, 2012 CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that its subsidiary, CIBT School of Business China (“CIBT China”), has signed a Memorandum of Understanding with Whampoa University of Beijing (“WU”) to establish a Global Learning Network (“GLN”) Center at WU’s campus in Beijing.  In addition, CIBT Group has been appointed as a representative of WU to identify suitable academic partners from North America to make available emergency management training and other life preserving programs to WU’s students.

The cooperation between CIBT and WU will consist of American Hotel and Lodging Educational Institute (“AHLEI”) programs, exclusively licensed by CIBT China, and also Emergency Management training programs through the GLN Center and face-to-face instruction.  Our proposed Emergency Management program will consist of incident command, emergency first aid, crisis prevention, crisis management, emergency health and social services and other specialized programs intended for civic employees, government leaders and corporate executives.  Our long term goal is to establish a level of standard for emergency management protocols in China and to achieve the objective of safer workplaces in China and other emerging nations in Asia.

“According to the Chinese government’s official figures, 79,552 people died in work-related accidents in China in 2010, an average of 218 work-related deaths per day. It is a common belief that the actual number is much higher because the reported figures don’t reflect small unregistered workshops located in many outlying regions”, commented Toby Chu, President and CEO, Vice Chairman of CIBT Group.  “The reduction of workplace injury and preparation training for disaster management are becoming an urgent priority for the government.  At CIBT, our goal is to identify suitable programs from North America, combine them with our decades of experience in heath care related training in Canada and 18 years of operating experience in China, and offer these programs to the Chinese people via our Global Learning Network platform and face-to-face delivery at our many GLN centers and partnership campuses across China.  We plan to cooperate with several related agencies in China such as the Labour Bureau, Fire Services, and municipal and provincial government bodies.  Our goal is to establish standardized training to deal with emergency situations in order to decrease the casualty rate in an emergency situation.”

About Whampoa University of Beijing

The establishment and development of Whampoa University of Beijing has a close connection with the Whampoa Military Academy. The university was originally funded by many alumni of the Whampoa Military Academy (“WMA”).  The Whampoa Military Academy produced numerous prestigious commanders who fought in China's conflicts in the 20th century notably the Northern Expedition, the Second Sino-Japanese War and the Chinese Civil War.  The Whampoa Military Academy was established by Dr. Sun Yat-sen, the founding father of the Republic of China.  Similar to United States Military Academy at West Point, Whampoa Military Academy has played a significant role in military history since it opened in 1924.  It not only supplied many military commanders for both the Nationalist and Communist party, but also its graduates have much more influence on both parties' policies and governance.  A history of the WMA is available at: http://hpdx.cn/xxgk/xxjj.htm.

With the approval of Beijing Education Committee, endorsed by the United Front Work Department of CPC Central Committee, Whampoa University of Beijing was formally established in June 1993.  As a comprehensive university, Whampoa University of Beijing consists of 11 schools that specialize in a variety of subjects.  Since its establishment, more than 40,000 students have graduated and there are currently 4,000 students on campus.  It is located in the Daxing District of Beijing, China, covering an area of 1.398 million square feet facilities.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu

Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to expected operations with Whampoa University of Beijing, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

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